**DESIGNER SOLUTIONS, INC.**


**CLASS A COMMON STOCK PURCHASE AGREEMENT**

**TABLE OF CONTENTS**

Page

SECTION 1 AUTHORIZATION, SALE AND ISSUANCE ................................................................. 1

    1.1    Authorization ...................................................................................................... 1
    1.2    Sale and Issuance of Shares ............................................................................... 1

SECTION 2 CLOSING DATES AND DELIVERY .......................................................................... 1

    2.1    Closing ................................................................................................................ 1
    2.2    Delivery .............................................................................................................. 2

SECTION 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY ........................... 2

    3.1    Organization, Good Standing and Qualification ............................................... 2
    3.2    Authorization ...................................................................................................... 2
    3.3    Compliance with Other Instruments .................................................................. 2

SECTION 4 REPRESENTATIONS AND WARRANTIES OF THE INVESTORS .......................... 3

    4.1    No Registration .................................................................................................. 3
    4.2    Investment Intent ............................................................................................... 3
    4.3    Speculative Nature of Investment ..................................................................... 3
    4.4    Residency ........................................................................................................... 3
    4.5    Rule 144 ............................................................................................................. 3
    4.6    No Public Market ............................................................................................... 4
    4.7    Authorization ...................................................................................................... 4
    4.8    Brokers or Finders ............................................................................................. 4
    4.9    Tax Advisors ...................................................................................................... 4
    4.10   Exculpation Among Investors. .......................................................................... 4
    4.11   Legends .............................................................................................................. 4
    4.12   No "Bad Actor" Disqualification Events ........................................................... 5
    4.13   Investment Representations, Warranties and Covenants by Non-United States
            Persons. .............................................................................................................. 5
    4.14   Representations by Non-United States persons.. ............................................... 7

SECTION 5 CONDITIONS TO INVESTORS' OBLIGATIONS TO CLOSE .................................. 8

    5.1    Representations and Warranties ........................................................................ 8
    5.2    Covenants ........................................................................................................... 8

SECTION 6 CONDITIONS TO COMPANY'S OBLIGATION TO CLOSE ................................... 8

    6.1    Representations and Warranties ........................................................................ 8
    6.2    Covenants ........................................................................................................... 8
    6.3    Compliance with Securities Laws ..................................................................... 8

SECTION 7 MISCELLANEOUS ...................................................................................................... 8

    7.1    Amendment ........................................................................................................ 8
    7.2    Notices ............................................................................................................... 9
    7.3    Governing Law ................................................................................................... 10
    7.4    Survival .............................................................................................................. 10

**TABLE OF CONTENTS**
(continued)

*Page*

| | | | |
|---|---|---|---|
| 7.5 | Successors and Assigns | | 10 |
| 7.6 | Entire Agreement | | 10 |
| 7.7 | Delays or Omissions | | 10 |
| 7.8 | California Corporate Securities Law | | 10 |
| 7.9 | Severability | | 11 |
| 7.10 | Counterparts | | 11 |
| 7.11 | Telecopy Execution and Delivery | | 11 |
| 7.12 | Jurisdiction; Venue | | 11 |
| 7.13 | Further Assurances | | 11 |
| 7.14 | Attorney's Fees | | 11 |
| 7.15 | Jury Trial | | 11 |
| 7.16 | Irrevocable Proxy. | | 11 |

# DESIGNER SOLUTIONS, INC.

## CLASS A COMMON STOCK PURCHASE AGREEMENT

This Class A Common Stock Purchase Agreement (this "*Agreement*") is between Designer Solutions, Inc., a Delaware corporation (the "*Company*"), and the undersigned investors (each, an "*Investor*" and collectively, the "*Investors*").

## SECTION 1

## AUTHORIZATION, SALE AND ISSUANCE

**1.1 Authorization.** The Company will, prior to the Initial Closing (as defined below), authorize the sale and issuance of up to 854,700 shares (the "*Shares*") of the Company's Class A Common Stock, par value $0.001 per share (the "*Common Stock*"), having the rights, privileges, preferences and restrictions set forth in the amended and restated certificate of incorporation of the Company, in substantially the form of Exhibit A (the "*Restated Certificate*").

**1.2 Sale and Issuance of Shares.** Subject to the terms and conditions of this Agreement, each Investor agrees, severally and not jointly, to purchase, and the Company agrees to sell and issue to each Investor, the number of Shares set forth on the applicable signature page attached hereto, at a cash purchase price of $1.17 per share (the "*Purchase Price*"). The Company's agreement with each Investor is a separate agreement, and the sale and issuance of the Shares to each Investor is a separate sale and issuance.

## SECTION 2

## CLOSING DATES AND DELIVERY

**2.1 Closing.**

(a) The purchase, sale and issuance of the Shares shall take place at one closing or more closings (each of which is referred to in this Agreement as a "*Closing*"). The initial Closing (the "*Initial Closing*") shall take place remotely on the www.wefunder.com platform (the "*WeFunder Platform*") via the WeFunder Platform in accordance with Title III of the JOBS Act of 2012 and the Securities and Exchange Commission Regulation Crowdfunding Rules (the "*Initial Closing Date*"), *provided, however,* if the Company receives gross proceeds of at least $250,000 (the "*Target Offering Amount*") through the WeFunder Platform prior to the Initial Closing Date pursuant to this Agreement, and at least 21 days after information about the Company (including a Form C under the Securities Act) is posted to the WeFunder Platform, the Company may conduct the Initial Closing prior to the Initial Closing Date with at least five (5) days' prior notice to the Investors via the WeFunder Platform. If (i) the Target Offering Amount is not received by the Company by the Initial Closing Date, or (ii) the Company elects to cancel this Agreement prior to the Initial Closing Date, in the Company's sole discretion, the Initial Closing will not occur and this Agreement shall be null and void ab initio.

(b) If less than all of the Shares are sold and issued at the Initial Closing, then, subject to the terms and conditions of this Agreement, the Company may sell and issue at one or more subsequent closings (each, a "*Subsequent Closing*"), up to the balance of the unissued Shares to such persons or entities as may be approved by the Company in its sole discretion. Any such sale and issuance in a Subsequent Closing shall be on the same terms and conditions as those contained herein.

**2.2 Delivery.** At the applicable Closing, each Investor will deliver to the Company the purchase price as set forth on the Investor's signature page attached hereto, by (a) check payable to the Company, or (b) wire transfer in accordance with the Company's instructions. The Shares shall be uncertificated and shall be entered upon the books and records of the Company following each Closing.

## SECTION 3

## REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Investors as of the Initial Closing as follows:

**3.1 Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted, to execute this Agreement, to issue and sell the Shares and to perform its obligations pursuant to this Agreement and the Restated Certificate. The Company is presently qualified to do business as a foreign corporation in each jurisdiction where the failure to be so qualified could reasonably be expected to have a material adverse effect on the Company's financial condition or business as now conducted or proposed to be conducted (a "*Material Adverse Effect*").

**3.2 Authorization.** All corporate action on the part of the Company and its directors, officers and stockholders necessary for the authorization, execution and delivery of this Agreement by the Company, the authorization, sale, issuance and delivery of the Shares, and the performance of all of the Company's obligations under this Agreement has been taken or will be taken prior to the Closing. This Agreement, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except (i) as limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) as limited by rules of law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

**3.3 Compliance with Other Instruments.** The Company is not in violation of its certificate of incorporation or bylaws, each as amended to date, or, in any material respect of any term or provision of any material mortgage, indebtedness, indenture, contract, agreement, instrument, judgment, order or decree to which it is party or by which it is bound. The Company is not in violation of any material federal or state statute, rule or regulation applicable to the Company. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations pursuant to this Agreement, and the issuance of the Shares, will not result in any material violation of, or materially conflict with, or constitute a material default under, the Company's certificate of incorporation or bylaws, each as amended to date, or any of its agreements, nor, to the Company's knowledge, result in the creation of any material mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties.

## SECTION 4

## REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor hereby, severally and not jointly, represents and warrants to the Company as follows:

**4.1 No Registration.** The Investor understands that the Shares have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein or otherwise made pursuant hereto.

**4.2 Investment Intent.** The Investor is acquiring the Shares, for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor further represents that it does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Shares.

**4.3 Speculative Nature of Investment.** The Investor understands and acknowledges that the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks. The Investor can bear the economic risk of the Investor's investment and is able, without impairing the Investor's financial condition, to hold the Shares, for an indefinite period of time and to suffer a complete loss of the Investor's investment.

**4.4 Residency.** The residency of the Investor (or, in the case of a partnership or corporation, such entity's principal place of business) has been correctly provided by the Investor via the Wefunder Platform.

**4.5 Rule 144.** The Investor acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act which permit resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the availability of certain current public information about the Company; the resale occurring not less than a specified period after a party has purchased and paid for the security to be sold; the number of shares being sold during any three-month period not exceeding specified limitations; the sale being effected through a "brokers' transaction," a transaction directly with a "market maker" or a "riskless principal transaction" (as those terms are defined in the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and the filing of a Form 144 notice, if applicable. The Investor understands that the current public information referred to above is not now available and the Company has no present plans to make such information available. The Investor acknowledges and understands that the Company may not be satisfying the current public information requirement of Rule 144 at the time the Investor wishes to sell the Shares, and that, in such event, the Investor may be precluded from selling such securities under Rule 144, even if the other applicable requirements of Rule 144 have been satisfied. The Investor acknowledges that, in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Shares. The Investor understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons and the brokers who participate in the transactions do so at their own risk.

**4.6 No Public Market.** The Investor understands and acknowledges that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company's securities.

**4.7 Authorization.**

(a) The Investor has all requisite power and authority to execute and deliver this Agreement, to purchase the Shares hereunder and to carry out and perform its obligations under the terms of this Agreement. All action on the part of the Investor necessary for the authorization, execution, delivery and performance of this Agreement, and the performance of all of the Investor's obligations under this Agreement, has been taken or will be taken prior to the Closing.

(b) The Agreement, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with their terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.

(c) No consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third person is required to be obtained by the Investor in connection with the execution and delivery of the Agreement by the Investor or the performance of the Investor's obligations hereunder or thereunder.

**4.8 Brokers or Finders.** The Investor has not engaged any brokers, finders or agents, and neither the Company nor any other Investor has, nor will, incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Agreement.

**4.9 Tax Advisors.** The Investor has reviewed with its own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, the Investor relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3 of this Agreement or the right of the Investor to rely thereon.

**4.10 Exculpation Among Investors.** The Investor acknowledges that it is not relying upon any person or entity, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Investor agrees that neither any Investor nor the respective controlling entities, officers, directors, partners, agents, or employees of any Investor shall be liable to any other Investor for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

**4.11 Legends.** The Investor understands and agrees that the certificates evidencing the Shares, or any other securities issued in respect of the Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event shall bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY

NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

**4.12    No "Bad Actor" Disqualification Events.**    Neither (i) the Investor, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of the Company's voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by the Investor is subject to any Disqualification Event (as defined in Section 3.14), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed reasonably in advance of the Closing in writing in reasonable detail to the Company.

**4.13    Investment Representations, Warranties and Covenants by Non-United States Persons.** Each Investor who is a Non-U.S. person (as that term is defined below) hereby represents and warrants to the Company as follows:

(a)  This Agreement is made by the Company with the Investor, who is a Non-U.S. person, in reliance upon such Non-U.S. person's representations, warranties and covenants made in this Section 4.13.

(b)  Such Non-U.S. person has been advised and acknowledges that:

(i)    the Shares have not been, and when issued, will not be registered under the Securities Act, the securities laws of any state of the United States or the securities laws of any other country;

(ii)    in issuing and selling the Shares and the Conversion Shares to such Non-U.S. person pursuant hereto, the Company is relying upon the "safe harbor" provided by Regulation S and/or on Section 4(2) under the Securities Act;

(iii)    it is a condition to the availability of the Regulation S "safe harbor" that the Shares and the Conversion Shares not be offered or sold in the United States or to a U.S. person until the expiration of a one-year "distribution compliance period" (or a six-month "distribution compliance period," if the issuer is a "reporting issuer," as defined in Regulation S) following the Closing Date; and

(iv)    notwithstanding the foregoing, prior to the expiration of the one-year "distribution compliance period" (or six-month "distribution compliance period," if the issuer is a "reporting issuer," as defined in Regulation S) after the Closing (the "*Restricted Period*"), the Shares may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either: (A) if the offer or sale is within the United States or to or for the account of a U.S. person (as such terms are defined in Regulation S), the securities are offered and sold pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act; or (B) the offer and sale is outside the United States and to other than a U.S. person.

(c)  As used herein, the term "*United States*" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia, and the term "*U.S. person*" (as defined in Regulation S) means:

(i)     a natural person resident in the United States;

(ii)    any partnership or corporation organized or incorporated under the laws of the United States;

(iii)   any estate of which any executor or administrator is a U.S. person;

(iv)    any trust of which any trustee is a U.S. person;

(v)     any agency or branch of a foreign entity located in the United States;

(vi)    any nondiscretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii)   any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated and (if an individual) resident in the United States; and

(viii)  a corporation or partnership organized under the laws of any foreign jurisdiction and formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

As used herein, the term "***Non-U.S. person***" means any person who is not a U.S. person or is deemed not to be a U.S. person under Rule 902(k)(2) of the Securities Act.

(d) Such Non-U.S. person agrees that with respect to the Shares, until the expiration of the Restricted Period:

(i)     such Non-U.S. person, its agents or its representatives have not and will not solicit offers to buy, offer for sale or sell any of the Shares, or any beneficial interest therein in the United States or to or for the account of a U.S. person; and

(ii)    notwithstanding the foregoing, the Shares may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either: (A) if the offer or sale is within the United States or to or for the account of a U.S. person (as such terms are defined in Regulation S), the securities are offered and sold pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act; or (B) the offer and sale is outside the United States and to other than a U.S. person; and

(iii)   such Non-U.S. person shall not engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act.

The foregoing restrictions are binding upon subsequent transferees of the Shares, except for transferees pursuant to an effective registration statement. Such Non-U.S. person agrees that after the Restricted Period, the Shares may be offered or sold within the United States or to or for the account of a U.S. person only pursuant to applicable securities laws.

(e) Such Non-U.S. person has not engaged, nor is it aware that any party has engaged, and such Non-U.S. person will not engage or cause any third party to engage, in any directed selling efforts (as such term is defined in Regulation S) in the United States with respect to the Shares.

(f) Such Non-U.S. person: (i) is domiciled and has its principal place of business outside the United States; (ii) certifies it is not a U.S. person and is not acquiring the Shares for the account or benefit of any U.S. person; and (iii) at the time of the Closing Date, the Non-U.S. person or persons acting on Non-U.S. person's behalf in connection therewith will be located outside the United States.

(g) At the time of offering to such Non-U.S. person and communication of such Non-U.S. person's order to purchase the Shares and at the time of such Non-U.S. Person's execution of this Agreement, the Non-U.S. person or persons acting on Non-U.S. person's behalf in connection therewith were located outside the United States.

(h) Such Non-U.S. person is not a "distributor" (as defined in Regulation S) or a "dealer" (as defined in the Securities Act).

(i) Such Non-U.S. person acknowledges that the Company shall make a notation in its stock books regarding the restrictions on transfer set forth in this Section and shall transfer such shares on the books of the Company only to the extent consistent therewith.

In particular, such Non-U.S. person acknowledges that the Company shall refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration.

(j) Such Investor understands and agrees that each certificate held by such Non-U.S. person (or the applicable book entry) representing the Shares, or any other securities issued in respect of the Shares, upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend, as applicable (in addition to any legend required by this Agreement or under applicable state securities laws):

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS INVOLVING THE SHARES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. THIS CERTIFICATE MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, PLEDGE, HYPOTHECATION OR ANY OTHER TRANSFER OF ANY INTEREST IN ANY OF THE SHARES REPRESENTED BY THIS CERTIFICATE.

**4.14** **Representations by Non-United States persons.** If an Investor is not a United States person, the Investor hereby represents that the Investor is satisfied as to the full observance of the laws of the Investor's jurisdiction in connection with any invitation to subscribe for the Shares or any use of the

Agreements, including (i) the legal requirements within the Investor's jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of such securities. The Investor's subscription and payment for, and the Investor's continued beneficial ownership of, the Shares will not violate any applicable securities or other laws of the Investor's jurisdiction.

## SECTION 5

## CONDITIONS TO INVESTORS' OBLIGATIONS TO CLOSE

Each Investor's obligation to purchase the Shares at a Closing is subject to the fulfillment on or before such Closing of each of the following conditions, unless waived in writing by the applicable Investor purchasing the Shares in such Closing:

**5.1 Representations and Warranties.** The representations and warranties made by the Company in Section 3 shall be true and correct in all material respects as of the date of such Closing.

**5.2 Covenants.** The Company shall have performed or complied with all covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing.

## SECTION 6

## CONDITIONS TO COMPANY'S OBLIGATION TO CLOSE

The Company's obligation to sell and issue the Shares at each Closing is subject to the fulfillment on or before such Closing of the following conditions, unless waived in writing by the Company:

**6.1 Representations and Warranties.** The representations and warranties made by the Investors in such Closing in Section 4 shall be true and correct in all material respects when made and shall be true and correct in all material respects as of the date of such Closing.

**6.2 Covenants.** The Investors shall have performed or complied with all covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Investors on or prior to the date of such Closing in all material respects.

**6.3 Compliance with Securities Laws.** The Company shall be satisfied that the offer and sale of the Shares shall be qualified or exempt from registration or qualification under all applicable federal and state securities laws (including receipt by the Company of all necessary blue sky law permits and qualifications required by any state, if any).

## SECTION 7

## MISCELLANEOUS

**7.1 Amendment.** Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this

Agreement and signed by the Company and the Investors holding a majority of the aggregate Common Stock issued pursuant to this Agreement in the Initial and Subsequent Closings; *provided, however*, that Investors purchasing shares in a Subsequent Closing after the Initial Closing may become parties to this Agreement in accordance with Section 2.1 without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Investor. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities have been converted or exchanged or for which such securities have been exercised) and each future holder of all such securities. Each Investor acknowledges that by the operation of this paragraph, the holders of a majority of the aggregate Common Stock issued pursuant to this Agreement in the Initial and Subsequent Closings will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

**7.2 Notices.** All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand, messenger or courier service addressed:

(a) if to an Investor, to the Investor's address, facsimile number or electronic mail address as shown in the Company's records, as may be updated in accordance with the provisions hereof;

(b) if to any other holder of any Shares, to such address, facsimile number or electronic mail address as shown in the Company's records, or, until any such holder so furnishes an address, facsimile number or electronic mail address to the Company, then to the address of the last holder of such Shares, for which the Company has contact information in its records; or

(c) if to the Company, to the attention of the Chief Executive Officer or Chief Financial Officer of the Company at 17287 Skyline Boulevard, Woodside, CA 94062 or at such other current address as the Company shall have furnished to the Investors, with a copy (which shall not constitute notice) to Mark Reinstra, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via facsimile, upon confirmation of facsimile transfer or, if sent via electronic mail, when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient's next business day.

Subject to the limitations set forth in Delaware General Corporation Law §232(e), each Investor or other security holder consents to the delivery of any notice to stockholders given by the Company under the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws by (i) facsimile telecommunication to the facsimile number provided in connection with this Agreement (or to any other facsimile number for the Investor or other security holder in the Company's records), (ii) electronic mail to the electronic mail address provided in connection with this Agreement (or to any other electronic mail address for the Investor or other security holder in the Company's records), (iii) posting on an electronic network together with separate notice to the Investor or other security holder of such specific posting or (iv) any other form of electronic transmission (as defined in the Delaware General Corporation Law) directed to the Investor or other security holder. This consent may be revoked by an Investor or other security holder by written notice to the Company and may be deemed revoked in the circumstances specified in Delaware General Corporation Law §232.

**7.3 Governing Law.** This Agreement shall be governed in all respects by the internal laws of the State of California as applied to agreements entered into among California residents to be performed entirely within California, without regard to principles of conflicts of law.

**7.4 Survival.** The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby.

**7.5 Successors and Assigns.** This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. Notwithstanding anything herein to the contrary, any Investor may assign its rights and obligations hereunder to any Affiliate of such Investor and that, upon such assignment, such Affiliate will be deemed an "Investor" for all purposes hereunder. For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity shall be deemed an "*Affiliate*" of an Investor who, directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any partner, officer, director, member, manager or employee of such Investor and any venture capital fund now or hereafter existing that is controlled by or under common control with one or more managers (or member thereof) or general partners (or member thereof) of, or shares the same management company (or member thereof) with, such Investor.

**7.6 Entire Agreement.** This Agreement, including the exhibits attached hereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. No party shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein or therein.

**7.7 Delays or Omissions.** Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

**7.8 California Corporate Securities Law.** THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS

CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

**7.9 Severability.** If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

**7.10 Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

**7.11 Telecopy Execution and Delivery.** A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

**7.12 Jurisdiction; Venue.** With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in San Mateo County in the State of California (or in the event of exclusive federal jurisdiction, the courts of the Northern District of California).

**7.13 Further Assurances.** Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

**7.14 Attorney's Fees.** In the event that any suit or action is instituted to enforce any provisions in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

**7.15 Jury Trial.** EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT. If the waiver of jury trial set forth in this section is not enforceable, then any claim or cause of action arising out of or relating to this Agreement shall be settled by judicial reference pursuant to California Code of Civil Procedure Section 638 *et seq.* before a referee sitting without a jury, such referee to be mutually acceptable to the parties or, if no agreement is reached, by a referee appointed by the Presiding Judge of the California Superior Court for San Francisco. This paragraph shall not restrict a party from exercising remedies under the Uniform Commercial Code or from exercising pre-judgment remedies under applicable law.

**7.16 Irrevocable Proxy.** Each Investor who holds less than 25,000 Shares hereby appoints, and shall appoint in the future upon request, the Company's then-current Chief Executive Officer (the "*CEO*") as such Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of such Investor, (i) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (ii) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by any Investor pursuant to this Section 7.16 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as such Investor is an individual, will survive the death, incompetency and disability of such Investor and, so long as such Investor is an entity, will survive the merger or reorganization of such Investor or any other entity holding this instrument. The CEO is an intended third-party beneficiary of this Section 7.16 and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

*(signature page follows)*

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

**COMPANY:**

Designer Solutions Inc., A Delaware Corporation

*Founder Signature*
_____

Name: Heather Gillette
_____

Title: CEO
_____

**Read and Approved (For IRA Use Only):**        **SUBSCRIBER:**

_____

*Investor Signature*

By: _____        By: _____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[ X ] Not Accredited

SIGNATURE PAGE

**Exhibit A**

**AMENDED AND RESTATED**
**CERTIFICATE OF INCORPORATION**

# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "NOUSDECOR INC.", CHANGING

ITS NAME FROM "NOUSDECOR INC." TO "DESIGNER SOLUTIONS INC.",

FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF MARCH, A.D.

2017, AT 2:12 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5588236  8100
SR# 20172037378

Authentication: 202282163
Date: 03-28-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:12 PM 03/27/2017
FILED 02:12 PM 03/27/2017
SR 20172037378 - File Number 5588236

**AMENDED AND RESTATED**

**CERTIFICATE OF INCORPORATION OF**

**NOUSDECOR INC.**

nouDecor Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), certifies that:

1. The name of the Corporation is nousDecor Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 18, 2014.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3. The text of the Certificate of Incorporation is amended and restated to read as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, nousDecor Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Heather Gillette, a duly authorized officer of the Corporation, on March 27, 2017.

/s/ Heather Gillette
Heather Gillette
Chief Executive Officer

# EXHIBIT A

## ARTICLE I: NAME.

The name of this corporation is Designer Solutions Inc. (the *"Corporation"*)

## ARTICLE II: REGISTERED OFFICE.

The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

## ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

## ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) Fifteen Million Eight Hundred Fifty-Four Thousand Seven Hundred (15,854,700) shares of Common Stock, $0.001 par value per share (*"Common Stock"*), and (b) Two Million One Hundred Eighty Thousand Four Hundred Sixty-Six (2,180,466) shares of Preferred Stock, $0.001 par value per share (*"Preferred Stock"*). The Common Stock and Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate of Incorporation (this *"Certificate"*), Eight Hundred Fifty-Four Thousand Seven Hundred (854,700) shares of the authorized Common Stock of the Corporation are hereby designated *"Class A Common Stock"* and Fifteen Million (15,000,000) shares of the authorized Common Stock of the Corporation are hereby designed *"Class B Common Stock"*. As of the effective date of this Certificate, all Two Million One Hundred Eighty Thousand Four Hundred Sixty-Six (2,180,466) shares of the authorized Preferred Stock of the Corporation are hereby designated *"Series Seed Preferred Stock"*. The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

Effective immediately upon the filing of this Certificate, each one (1) share of Common Stock outstanding immediately prior to the effectiveness of such filing will be converted, automatically and without further action, into one (1) share of Class B Common Stock (the *"Common Stock Conversion"*). The Common Stock Conversion shall be effected on a certificate-by-certificate basis. All share and per share amounts set forth in this Certificate, including, without limitation, the authorized share numbers set forth in this Article IV, reflect the Common Stock Conversion, and no further adjustment to such numbers shall be necessary in connection with the Common Stock Conversion.

## A. COMMON STOCK

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. **Voting.**

2.1 Except as otherwise provided by this Certificate, shares of Class A Common Stock shall be non-voting and each holder of the Corporation's Class A Common Stock shall not be entitled to vote on any matter.

2.2 Each holder of the Corporation's Class B Common Stock shall be entitled to one vote per share on all questions brought before the holders of the Corporation's Common Stock. Unless required by law, there shall be no cumulative voting.

2.3 The number of authorized shares of Common Stock, Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of voting capital stock of the Corporation representing a majority of the votes represented by all outstanding voting shares of capital stock of the Corporation entitled to vote, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

## B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of

Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "***Original Issue Price***" shall mean $1.0350 per share for the Series Seed Preferred Stock.

1.2     Remaining Assets.  After the payment to the holders of Preferred Stock of the full preferential amounts specified above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and *pro rata* among the holders of the Common Stock in proportion to the number of shares of Common Stock held by them.

1.3     Deemed Liquidation Events.

1.3.1     Definition.  Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "***Requisite Holders***", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)     a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)     the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

## 2. <u>Voting</u>.

2.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock shall vote together with the holders of Class B Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2 <u>Preferred Stock Protective Provisions</u>. At any time when at least 500,000 shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of the Preferred Stock; or

(b) increase or decrease the authorized number of shares of Series Seed Preferred Stock.

3. <u>Conversion</u>. The holders of the Preferred Stock shall have conversion rights as follows (the "*Conversion Rights*"):

3.1 <u>Right to Convert</u>.

3.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The **"Conversion Price"** for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class B Common Stock, shall be subject to adjustment as provided below.

    3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

    3.2 Fractional Shares. No fractional shares of Class B Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class B Common Stock and the aggregate number of shares of Class B Common Stock issuable upon such conversion.

    3.3 Mechanics of Conversion.

    3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class B Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a **"Contingency Event"**). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class B Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the **"Conversion Time"**), and the shares of Class B Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Class B Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class B Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its commercially reasonable efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Class B Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Class B Common Stock delivered upon conversion.

3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Class B Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Class B Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Class B Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class B Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5     Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Class B Common Stock entitled to receive, a dividend or other distribution payable on the Class B Common Stock in additional shares of Class B Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)     the numerator of which shall be the total number of shares of Class B Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)     the denominator of which shall be the total number of shares of Class B Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class B Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Class B Common Stock in a number equal to the number of shares of Class B Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Class B Common Stock on the date of such event.

3.6     Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Class B Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class B Common Stock in respect of outstanding shares of Class B Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Class B Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Class B Common Stock on the date of such event.

3.7     Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Class B

Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Class B Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8     Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Class B Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Class B Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Class B Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9     Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Class B Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10    Mandatory Conversion. Upon either (a) the closing of the sale of shares of Class B Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the

Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Class B Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class B Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Class B Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class B Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Class B Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

**5.** **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

**6.** **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

**7.** **Notice of Record Date.** In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 5 days prior to the earlier of the record date or effective date for the event specified in such notice.

**8.** **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

## ARTICLE V: STOCK REPURCHASES.

In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the Corporations Code of the State of California shall not apply in all or in part with respect to such repurchases.

## ARTICLE VI: BYLAW PROVISIONS.

**A. AMENDMENT OF BYLAWS.** Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**B. NUMBER OF DIRECTORS.** Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

**C. BALLOT.** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**D. MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

## ARTICLE VII: DIRECTOR LIABILITY.

**A. LIMITATION.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**B. INDEMNIFICATION.** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.